Filed Pursuant to Rule 424(b)(3)
Registration No. 333-115261

PRICING SUPPLEMENT Number 10 Dated May 26, 2005 (To Prospectus dated February 3, 2005)

CanArgo Energy Corporation
$20 Million Standby Equity Distribution Agreement
Common Stock

The common stock, par value $.10 per share, being offered hereby is common stock acquired from CanArgo Energy Corporation, a Delaware corporation (the “Company”) pursuant to a draw down under the provisions of that certain Standby Equity Distribution Agreement dated as of February 11, 2004 (“Equity Line of Credit”) by and between the Company and Cornell Capital Partners, L.P. The description in this Pricing Supplement of the particular terms of the shares of common stock offered hereby supplements (and, to the extent inconsistent, replaces) and should be read in conjunction with the description of the general terms and provisions of the common stock and the Equity Line of Credit set forth in the accompanying Prospectus, dated February 3, 2004, to which description reference is made hereby. The price per share is based on the lowest volume weighted closing bid price of the common stock on the Oslo Stock Exchange for the five consecutive trading days immediately following the draw down notice date converted from Norwegian Kroner to U.S. dollars. Terms used but not defined herein have the meanings ascribed to them in the Prospectus.

The particulars relating to the common stock offered hereby are as follows:

Purchaser:	Cornell Capital Partners, L.P.

Issue date:	May 16, 2005

Number of shares issued:	813,670

Purchase price per share:	U.S. $0.74

Net Proceeds to the Company:	U.S. $600,000